LEATHERWOOD WALKER TODD & MANN, P.C.

JOHN E. JOHNSTON, JR.

HARVEY G. SANDERS, JR.

DAVID A. QUATTLEBAUM III

JOSEPH E. MAJOR

DUKE K. MCCALL, JR.

EARLE G. PREVOST

J. RICHARD KELLY

A. MARVIN QUATTLEBAUM

JACK H. TEDARDS, JR.

F. MARION HUGHES

MICHAEL J. GIESE

MARK R. HOLMES

WILLIAM L. DENNIS

NATALMA M. MCKNEW

ROBERT A. DEHOLL

RICHARD L. FEW, JR.

STEVEN E. FARRAR

H. GIBERT SANDERS, III

THOMAS W. EPTING

JAMES L. ROGERS, JR

DAVID E. HODGE

FRANK C. WILLIAMS III

WILLIAM L. PITMAN

ROBERT D. MOSELEY, JR

JAMES T. HEWITT

KURT M. ROZELSKY

J. TOD HYCHE

LAUREL R.S. BLAIR

JAMILE J. FRANCIS III

JOHN P. RIORDAN

SEANN GRAY TZOUVELEKAS

WILLIAM B. SWENT

MICHELE FULLER LYERLY

LAURIN MILFORD MCDONALD

PETER A. RUTLEDGE

PAUL E. HAMMACK

CARI V. HICKS

MARY H. WATTERS

J. KURT SCHUMACHER, JR.

JENNIFER ADAMSON MOORHEAD

MARGARET C. MCGEE

ALEXANDRE N. MACCLENAHAN

ERIKA B. NEWSOM

ZANDRA L. JOHNSON

S. BROOKE CHAPMAN

JOHN M. WALKER

P. GRIFFIN BELL

THOMAS M. LARKIN

REBECCA H. ZABEL

ATTORNEYS AT LAW THE LEATHERWOOD PLAZA 300 EAST MCBEE AVENUE, SUITE 500 GREENVILLE, SOUTH CAROLINA 29601 FAX: (864) 240-2477 TELEPHONE: (864) 242-6440 January 29, 2007

Mailing Address:

Post Office Box 87

Greenville, SC 29602-0087

COUNSEL:

JAMES H. WATSON

D.B. LEATHERWOOD

1896-1989

WESLEY M. WALKER

1915-1999

FLETCHER C. MANN

1921-2003

WRITER’S

Direct Dial: 864-240-2494

Direct Fax: 864-240-2479

E-Mail: bpitman@lwtm.com

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-10004

Attention: Filing Desk

RE:	Post Effective Amendment No. 2 to the Registration Statement on Form SB-2 (File No. 333-129842) of Computer Software Innovations, Inc.

Ladies and Gentlemen:

On behalf of Computer Software Innovations, Inc., a Delaware corporation (the “Company”), we transmit for filing, pursuant to Rule 101 of Regulation S-T, the second post-effective amendment (the “Amendment”) to the Company’s Form SB-2 Registration Statement (the “Registration Statement”) under the Securities Act of 1933, as amended, relating to the registration of 15,295,728 shares, subject to adjustment, of the Company’s common stock, $0.001 par value per share (the “Shares”). The Shares are to be offered and sold from time to time by Barron Partners LP, or the “Selling Stockholder.” The Registration Statement was declared effective on February 14, 2006.

The purpose of the amendment is to update the Registration Statement to reflect more current information, including more recent financial information. Also, the Amendment includes disclosure on the January 2007 acquisition by the Company of McAleer Computer Associates, Inc.

Prior to it being declared effective on February 14, 2006, the Registration Statement (and its predecessor registration statement, No. 333-123626 filed on March 28, 2005) was subject to extensive review by the staff. Effectiveness was significantly delayed as a result of technical accounting issues affecting the Company then being considered by the Emerging Issues Task Force. In view of the scrutiny already given the Registration Statement by the staff, we respectfully request that the Amendment not be subject to a full review.

Sincerely,

/s/ William L. Pitman
William L. Pitman Leatherwood Walker Todd & Mann, P.C.

WLP/pgn

cc: David B. Dechant